Filed Pursuant to Rule 433
Registration No. 333-208155

November 16, 2016

HOLLYFRONTIER CORPORATION

Pricing Term Sheet

$750,000,000 5.875% Senior Notes due 2026

Issuer:	HollyFrontier Corporation

Ratings: (Moody’s / S&P)*:	Baa3 / BBB-

Ratings Outlooks: (Moody’s / S&P)*:	Negative / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	November 16, 2016

Settlement Date:	November 21, 2016 (T+3)

Maturity Date:	April 1, 2026

Interest Payment Dates:	April 1 and October 1, with the next payment being due on April 1, 2017

Principal Amount:	$750,000,000. The notes offered hereby will be part of the same series of notes as the $250,000,000 aggregate principal amount of 5.875% Senior Notes due 2026 issued and sold by the issuer on March 22, 2016.

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price / Yield:	97-29 / 2.235%

Spread to Benchmark Treasury:	+362.5 basis points

Yield to Maturity:	5.860%

Coupon:	5.875%

Public Offering Price:	100.098% of the principal amount, plus $6,119,791.67 of accrued interest from October 1, 2016

Optional Redemption:	Prior to January 1, 2026 (the “Par Call Date”), the notes will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes that would have been made if the notes matured on the Par Call Date (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

On or after the Par Call Date, the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	436106 AA6 / US436106AA64

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

TD Securities (USA) LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.

Citizens Capital Markets, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Modifications to the Preliminary Prospectus Supplement

Use of Proceeds; Capitalization

We expect to receive net proceeds of approximately $745.5 million from this offering, after deducting the underwriting discount and our estimated offering expenses, but excluding accrued interest to be paid by purchasers of the notes. We will use the net proceeds to prepay our $350 million term loan and for general corporate purposes, which may include a portion of the purchase price for Petro-Canada Lubricants Inc. and capital expenditures.

Description of Notes

The notes represent a re-opening of an outstanding series of the issuer’s senior notes, its 5.875% Senior Notes due 2026. The issuer issued $250,000,000 in aggregate principal amount of this series on March 22, 2016. The notes offered hereby will form a single series with the original notes of that series, will trade under the same CUSIP number, and will have the same terms as to status, redemption or otherwise as the original notes of that series.

The notes will be issued under the Base Indenture as supplemented by the First Supplemental Indenture dated as of March 22, 2016. All references in the Preliminary Prospectus Supplement to the “supplemental indenture” are modified to refer instead to the First Supplemental Indenture. Interest on the notes offered hereby will accrue from October 1, 2016, and the next interest payment will be due on April 1, 2017.

The current definition of “Reference Treasury Dealer” at page S-10 is hereby replaced by the following definition:

“Reference Treasury Dealer” means each of (i) Citigroup Global Markets Inc., (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, (iii) a Primary Treasury Dealer (as defined herein) selected by Mitsubishi UFJ Securities (USA), Inc., and (iv) a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

Conflicts of Interest

The following paragraph is inserted above the section titled Other Relationships under the heading “Conflicts of Interest” on page S-26 of the Preliminary Prospectus Supplement:

As described in “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay outstanding borrowings under our Term Loan. Certain affiliates of the underwriters are lenders under our Term Loan. Because affiliates of Citigroup Global Markets Inc., TD Securities (USA) LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, each will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our Term Loan, each of Citigroup Global Markets Inc., TD Securities (USA) LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as the notes will be rated by one or more of the nationally recognized statistical rating organizations in one of the four highest generic rating categories. Pursuant to FINRA Rule 5121, Citigroup Global Markets Inc., TD Securities (USA) LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Material U.S. Federal Income Tax Considerations

The following paragraph is inserted after the first paragraph under the heading “Material U.S. Federal Income Tax Considerations” on page S-19 of the Preliminary Prospectus Supplement:

“The notes offered hereby are an additional issue of our 5.875% Senior Notes due 2026, issued in an aggregate principal amount of $250,000,000. We intend, for U.S. federal income tax purposes, and the following discussion assumes, that the notes offered hereby will be treated as part of the same issue as the existing notes and will have the same issue date and the same issue price as the existing notes for U.S. federal income tax purposes.”

The first sentence of the second paragraph under the heading “Material U.S. Federal Income Tax Considerations” on page S-19 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“This discussion is limited to holders who purchase the notes in this offering for cash at the price set forth on the front cover of this offering memorandum and who hold the notes as capital assets (generally, property held for investment).”

The first sentence of the first paragraph under the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders – Interest on the Notes” on page S-20 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Interest on the notes (other than pre-issuance accrued interest described below) generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.”

The following subheadings and accompanying paragraphs are added after the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders – Interest on the Notes” on page S-20 of the Preliminary Prospectus Supplement:

Pre-Issuance Accrued Interest

A portion of the purchase price of the notes is attributable to the amount of interest accrued for the period from October 1, 2016, until the date of issuance (the “pre-issuance accrued interest”). Nevertheless, we will treat the notes for U.S. federal income tax purposes as having been purchased for a price that does not include any pre-issuance accrued interest. If the notes are so treated, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be treated as a non-taxable return of such pre-issuance accrued interest and, accordingly, will not be taxable as interest on the notes.

Amortizable Bond Premium

If your purchase price for a note (excluding any amount of pre-issuance accrued interest) exceeds the note’s stated principal amount, you will be treated as having purchased the note with ‘‘amortizable bond premium’’ equal in amount to such excess. You generally may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. However, because the notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that you may amortize with respect to the notes. If you elect to amortize any premium on the notes, you must reduce your adjusted tax basis in the notes by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on a disposition of the note. You should consult your own tax advisor about the advisability and effects of making such an election and any special rules that may apply as a result of our right to redeem the notes prior to maturity.

The first sentence of the first paragraph under the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders – Disposition of the Notes” on page S-20 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note equal to the difference, if any, between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest (other than pre-issuance accrued interest), which will be taxable as ordinary interest income to the extent you have not previously included such amounts in income), and your adjusted tax basis in the note.”

The third sentence of the first paragraph under the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders – Disposition of the Notes” on page S-20 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Your adjusted tax basis in the note will generally equal the amount you paid for the note (other than with respect to any pre-issuance accrued interest), decreased by the amount of any amortizable bond premium previously amortized.”

The portion of the first sentence of the first paragraph preceding the colon under the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Interest on the Notes” on page S-21 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Subject to the discussion of backup withholding and FATCA withholding, below, payments to you of interest (including, for this purpose, any pre-issuance accrued interest) on the notes generally will not be subject to U.S. federal income tax and will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status, as described below, and”

The first sentence of the first paragraph under the heading “Material U.S. Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Income or Gain Effectively Connected with a U.S. Trade or Business” on page S-22 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“If any interest on the notes (excluding any pre-issuance accrued interest) or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such interest or gain is attributable), then the interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as if you were a U.S. holder.”

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, or by emailing prospectus@citi.com; Goldman, Sachs & Co., collect at 1-201-793-5170; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, or by emailing dg.prospectus_request@baml.com; MUFG Securities Americas Inc., toll-free at 1-877-649-6848; or TD Securities (USA) LLC, toll-free at 1-855-495-9846.

This pricing term sheet supplements and updates the information contained in HollyFrontier Corporation’s preliminary prospectus supplement, dated November 16, 2016, relating to its prospectus dated November 20, 2015. Capitalized terms used herein but not defined have the meanings given to them in such preliminary prospectus supplement.